U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL

BUSINESS ISSUERS

UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number ______

Trulite, Inc.

Delaware	24-5711620
(State or other jurisdiction of	(I.R.S. employer
incorporation or formation)	identification number)

Three Riverway
Suite 1700
Houston, TX	77056
(Address of Principal Executive Offices)	(Zip Code)

Issuer's telephone number: (817) 846-9898

Copies to:
David N. Feldman, Esq.
Feldman Weinstein LLP
420 Lexington Avenue, Suite 2620
New York, NY 10170
(212) 869-7000

Securities to be registered under Section 12(b) of the Act: none

Securities to be registered under Section 12(g) of the Exchange Act:

Title of each class:	Name of Exchange on which to be so
registered each class is to be registered:

Common Stock, $.0001 par value per share	N/A

ITEM 1. DESCRIPTION OF BUSINESS

(a) Business Development

Trulite, Inc. (“Trulite”, “we”, “us”, “our”, the “Company” or the “Registrant”) was incorporated in Delaware on July 15, 2004. Later that month, Trulite purchased all the membership interests of Trulite Technology, LC (“Trulite Technology”), a Utah limited liability company, and merged with Trulite Technology, whereby Trulite survived the merger.

Since inception, the Company has sought to develop alternative energy sources. The Company has been engaged in researching and manufacturing hydrogen fuel cell products. The Company has invented and patented its first product, the HydroCell, an environmentally-friendly alternative to battery power. The Company plans on introducing this product to the public in December, 2005 in a limited number to a selected target audience. Trulite aims to convert its research and technology into viable commercial products. In order to achieve this goal, the Company has partnered with other fuel cell companies to build products and intends to continue its research, development and commercialization efforts with alternative fuel sources.

(b) Business of Issuer

Trulite is an emerging technology company engaged in the development and production of alternative energy sources. Since its inception, Trulite has been focused on the development of a hydrogen storage medium that unequivocally proves fuel cells to be a superior power source to existing battery technologies. Supported primarily by private funding, the Company has developed two individual beta development stage hydrogen storage technologies. The Company has developed, tested, sold and delivered its first hydrogen storage product - the HydroCell. On August 26, 2005, in conjunction with its preferred fuel cell systems integrator, Synexus Energy, the combined team tested the world’s first dry chemical hydride and fuel cell integrated system --- the Kitty Hawk, which consists of a Trulite HydroCell and a Synexus fuel cell. The Company believes this is the least expensive energy source capable of producing 25 Watts of power for several hours known to the marketplace. Trulite believes it is now well positioned to deliver end-user applications into selected industrial as well as consumer markets.

Products

Trulite’s HydroCell technology enables fuel cells to run at least two to three (2-3) times longer than existing fuel cell and battery technology, while weighing significantly less than these technologies. Power to weight ratio is one of many important factors in gaining market acceptance. The Hydrocell uses a chemical hydride material to produce hydrogen on demand for portable and stationary power devices.

The technology consists of a control block and a cartridge that is easily replaceable in every environment in which it is intended to operate. It has few moving parts, all of which are off the shelf components. This approach results in a compact system that is inexpensive, reliable and easy to manufacture.

Trulite believes the significance of the HydroCell is the proprietary, patented chemical hydride mixture and chemical reaction process wherein the generation of hydrogen does not occur until water is added to the chemical hydride. Given that the hydride is inert until water is added, a Trulite cartridge can be kept in storage for a minimum of three years without losing its energy density. In other words, the energy level doesn’t get weaker over time. The Hydrocell has the highest energy density of any known portable hydrogen source currently available in the market. This is a significant difference from offerings from Trulite competitors, as there are no “dry hydride” technologies currently available to the consumer market.

Trulite has engineered two product variations of this high density energy source. The variations differ only in the selection of which of two hydride materials, lithium aluminum hydride or sodium borohydride, is used in the reaction process. The material decision is directly correlated to the type of end user and specific marketplace demand. For the consumer/commercial marketplace, the average end user desires reliability and affordability, which is best achieved by the use of sodium borohydride, a very stable and relatively inexpensive compound.

As the price of crude oil continues to rise, we believe the commercialization of the HydroCell becomes more attractive as an alternative energy source. The current primary markets for commercialization are the oil and gas market, specifically remote sensing and monitoring of pipelines, oil wells and gas wells, and high end recreational camping. We believe the HydroCell's greatest advantage is the large amount of energy it can store in a lightweight, compact package. The HydroCell’s design offers the following advantages:

- SAFETY: Hydrogen is produced only as it is needed, resulting in increasing safety;

- RELIABILITY: The HydroCell has few moving parts, making it a robust, reliable fuel source;

- REUSABILITY AND COST: The HydroCell capsules are inexpensive compared with the costs associated with generating an equal amount of energy from conventional energy sources over the life span of one HydroCell cartridge, which reduces the total cost of ownership;

- DISPOSABILITY: The HydroCell capsules are disposable. The by-product is an inert, solid, chemical oxide with minimal health hazard capable of being discarded in landfills; and

- SHELF LIFE: The HydroCell can lie dormant for up to thirty-six (36) months without losing its energy density.

Distribution and Sales

Trulite has targeted two markets for its initial products: the pipeline and well head market for remote sensing and monitoring of operating conditions in oil and gas fields and the high-end recreational camping market. Trulite intends to use alliance partners and oil field service companies to sell and distribute the HydroCell. The challenges faced by Trulite will be to identify the most viable operators and influence both large and small energy companies as well as other providers to the oil and gas industry to adopt the HydroCell as an alternative power source. As currently envisioned, the manufacture and distribution of the HydroCell to alliance partners will occur from the Company’s manufacturing facilities in Houston, Texas.

The Company plans to distribute its consumer products through three different channels: (1) direct to consumer sales (on a limited basis); (2) bundling; and (3) retail stores. The Company plans on using the Internet, through sites such as eBay, Amazon, Overstock and Yahoo, to sell directly to consumers on a limited basis in order to test market its products, as well as establish consumer price points for its products. The Company is also targeting original equipment manufacturers (“OEM”) in an attempt to bundle its products with those of the OEM. Advantages to partnering with an OEM include leveraging the OEM’s customer base and cross-selling Trulite’s products with existing OEM products. Lastly, the Company intends to provide their products to major high-end retail stores, such as REI, Northface, Patagonia and Brookstone.

The Technology

Trulite’s HydroCell is a technology that utilizes a cartridge filled with a chemical hydride (sodium borohydride) that, when injected with water, produces hydrogen. Each cartridge can generate up to 500 milliliters/minute of hydrogen. Each cartridge is compact and lightweight, weighing only 175 grams. The key to the HydroCell's efficient design is that it uses moist air exiting a Proton Exchange Membrane (PEM) fuel cell to produce hydrogen for the PEM fuel cell. Water recycling not only enables the HydroCell to produce large quantities of hydrogen from a lightweight package, but also means that the HydroCell produces hydrogen only when the fuel cell is operating.

The proprietary control technology used inside the HydroCell and the cartridges make possible the safe production of enormous amounts of hydrogen. The internal cartridge components allow the energy dense chemical hydride to react with the injected water in a controlled manner while providing for complete reactivity of the material.

Patents and Trademarks

Trulite has five provisional patents for which the Company plans to submit patent applications. The provisional patents all relate to various design features or interfaces of the HydroCell.

On June 15, 2004, the Company filed a full patent application for a patent describing the key membrane control approach to generating hydrogen from a chemical hybrid. The Company is waiting for the decision of the patent office.

Market Opportunity

The availability of environmentally sound and cost effective energy has gained significant importance in recent years. Increased global demand for energy, along with national and international environmental laws and regulations, has driven energy prices to record highs. Due to the cost, uncertainty of relying on traditional forms of energy and environmental concerns, many governments have encouraged the development of clean and efficient energy alternatives.

Trulite believes its technology also provides consumers with a superior product as compared to existing options, such as lithium-ion batteries. The HydroCell provides a constant stream of energy which outlasts traditional battery power. Trulite believes it has the ability to bring this power to all current users of portable equipment through commercially viable products. The primary targets for Trulite’s products will be the pipeline and well head market for remote sensing and monitoring of operating conditions in oil and gas fields and the recreational camping market, including a very specific niche target of environmentally conscious campers. The total available market for the pipeline market is estimated to grow to $6 billion by 2010, and the niche market for recreational camping is estimated to be $4 billion by 2010.

Business Strategy

Trulite’s strategy is to leverage its unique hydrogen generation technology, and, in conjunction with its preferred fuel cell system integrator develop fuel cell products to address end-user applications in two identified markets: Industrial Remote Monitoring and Recreational Off-Site.

Trulite seeks to make its hydrogen source technology the de-facto standard in the industry and, in conjunction with its preferred fuel cell system integrator, capture a significant percentage of the industrial and consumer markets in which the Company intends to enter. The following are the main components Trulite’s strategy.

•	Narrow Market Focus

Trulite is focused on two distinct markets:

Industrial Remote Monitoring: Specifically, the pipeline and well head market for remote sensing and monitoring of operating conditions in oil and gas fields. Characteristically, these fields tend to be in remote locations with harsh operating environments, making access difficult. The conventional power sources used to operate these facilities are solar panels and batteries. Solar panels turn sunlight into electricity that powers the batteries which in turn, operate the sensing and monitoring devices. However, there are a number of challenges with solar energy: if the weather is cloudy for three days or more, electricity can’t be generated to power the batteries rendering the monitoring of such facilities difficult if not impossible. Solar panels are also subject to a variety of abuses ranging from vandalism to roaming animals knocking down the panels, rendering them inoperative. The repair and maintenance of these facilities is time consuming and costly, especially in remote environments. The impact of the lack of monitoring data may result in significant loss of revenue and potentially, may create an operational hazard. Trulite seeks to penetrate this market for the following reasons:

- The major oil producers have indicated an interest in replacing the common lead acid battery/solar panel combination due to high staffing requirements and operating costs required to maintain conventional batteries and a lack of reliability, especially in adverse weather conditions;

- As the price of crude oil remains high, formerly abandoned or plugged wells are coming on-line thanks to smaller oil producers, thereby substantially increasing the size of the total available market. It is even more important for these smaller producers to address operational issues such as increased reliability and reduced operating expenses;

- We feel this market segment represents one of our best opportunities to implement our existing products and generate near-term revenue;

- The existing Trulite product has the reliability critical to this industry;

- The management team of Trulite has a deep knowledge of this segment, as well as numerous industry relationships at the most senior levels of management; and

- Trulite is currently in discussions with a strategic partner to jointly develop and beta test several units in a field location.

Recreational Off-Site Usage: The segment of this market Trulite is pursuing is recreational camping, including a very specific niche target of environmentally conscious campers. Trulite seeks to enter this market for the following reasons:

- Belief that environmentalism continues its rise and this segment of the market is willing to pay a premium for environmentally friendly technology;

- We hope that entering this market will broaden the visibility of our products to the consumer market, which is the first step to entering the retail market space;

- This market segment will provide Trulite with a good test for product performance (e.g., reliability, ease of use, new applications) as well as “new learnings”, which will enable the Company to enhance and adapt its product offerings based on consumer feedback; and

- The existing Trulite product has attributes ideally suited to this market segment: compact, portable, significantly lighter than batteries, environmentally friendly (water is the only by-product), high reliability, low maintenance (self contained, repair free, sealed), ease of use; minimal noise pollution and long shelf life.

•	Utilize Strategic Partners

Strategic partnerships are critical to Trulite for research, product development and volume manufacturing. Trulite is partnering with selected academic institutions on directed research projects related to hydrogen generation and fuel cell technologies in order to retain its competitive advantage. Trulite will seek out strategic partners for product design and product development. As the Company enters into volume production, Trulite will seek out strategic partners for manufacturing, distribution and logistics.

In February 2005, Trulite entered into a strategic partnership with Synexus Energy, a provider of fuel cell technology, to provide integrated, end-user solutions to the industrial and consumer markets the Company has identified. The preferred partnership will prevent Trulite from being beholden to any fuel cell provider, thereby reducing the threat of Trulite becoming a commodity hydrogen source provider. The integration technology developed through the relationship will be available for sale to other partners in non-competing markets, such as the military.

Synexus was chosen as a preferred partner for the following reasons:

- Innovative fuel cell technology;
- Willingness to abide by our time frames; and
- Amenable to meeting development goals established by Trulite which if met, will allow Trulite to acquire Synexus with Trulite stock.

If Trulite were to acquire Synexus, it could provide Trulite with a technology platform that can be leveraged across multiple markets, thereby providing Trulite a competitive advantage for both hydrogen generation and as a provider of integrated solutions.

Trulite currently does not intend to actively pursue markets other than as set forth herein. However, if opportunities arise through strategic partners specializing in these markets, Trulite will evaluate the risk/reward of the opportunity before committing any resources.

•	Professional, Efficient Execution

The best strategy and tactics, the best people and adequate funding are all necessary factors, but not sufficient to be successful. Trulite believes execution of a strategy is paramount to success. Trulite has established a set of principles to ensure successful execution: every activity has an owner with well defined authority, responsibility and accountability; clearly defined objectives have been established for the activity; the business value of the activity and linkage with Trulite’s strategy is clearly defined; and operational reviews are conducted on a bi-weekly basis to ensure milestone objectives are met.

•	Continuous Technology and Product Innovation

Trulite is committed to continuous technology and product innovation as a means of achieving and maintaining sustainable competitive advantage. Trulite’s research and development group in Utah is narrowly focused on new technology innovation. The group’s responsibility is to create a portfolio of emerging technologies specific to the hydrogen generation and fuel cell space. The senior management team reviews the portfolio, and those projects which have the highest likelihood of commercialization will be selected for the research agenda. Quarterly milestones, as well as performance and test metrics, are established to determine the viability of commercialization of the technology. If the test criteria are met, the technology is transferred to the Company’s advanced manufacturing team in Houston, Texas for product development and optimization.

Once the product is bench tested and optimized, it is turned over to the manufacturing team for volume production. The manufacturing team is responsible for continuous innovation of the product’s performance, as well as design for manufacture. Trulite’s goal is to enhance its existing product line every quarter and develop at least one new product every fiscal year.

•	Strong Corporate Culture

Trulite believes a strong corporate culture is the foundation for a successful, enduring enterprise. There are two principles which have been imbedded in the culture of the Company since its inception:

- Integrity above reproach: All members of the Trulite team and its strategic partner are committed to conducting business in an ethical manner with its customers, suppliers, partners, employees and the communities in which it operates. There is zero tolerance for behavior at any level that does not adhere to this principle.

-Frugality: Both Trulite and its strategic partner are committed to the prudent allocation of resources. In every aspect of normal business activities, resource allocations are carefully weighed before making a decision. Alternatives are thoroughly discussed to determine if there is a better, more efficient option. Trulite intends to make investments in technology and people in order to retain and enhance its competitive position and return a fair profit to its stakeholders.

Competition

Trulite believes its technology to be unique and offers significant advantages over those offered by its competitors. The technology of some of the Company’s competitors relies on dangerous chemicals whose byproducts cannot be casually discarded, and their technology often requires the use of awkward and heavy storage containers. The HydroCell is a lightweight, compact fuel cell system that, to the Company’s knowledge, when combined with water recycling, produces more hydrogen for its size and weight than any other hydrogen source currently available on the market.

Our primary competition is Millennium Cell (MCEL). MCEL utilizes a “wet” sodium hydride technology for the generation of hydrogen versus Trulite’s “dry” technology. There are technical limitations with respect to weight and shelf life that limit MCEL’s ability to achieve higher levels of energy density in the near future. The utilization of dry sodium borohydride technology results in higher energy densities, the capability to have almost linear increases in hydrogen generation by increasing the size of the HydroCell cartridge and adding additional amounts of the dry hydride. Additionally, the HydroCell does not lose energy density during long periods of storage as compared to MCEL’s wet hydride technology. Our tests have found the HydroCell’s performance to be superior to MCEL’s under similar test conditions.

There are several competitors to Synexus in the fuel stack market. Presently, there are no dominant competitors in the target markets identified by Trulite. We believe the Trulite/Synexus integrated product represents an excellent “ground floor” opportunity for the markets identified.

Employees

Trulite currently has 15 full time employees.

(c) Reports to security holders.

(1) The Company is not required to deliver an annual report to security holders and at this time does not anticipate the distribution of such a report.

(2) The Company will file reports with the Securities and Exchange Commission (the “SEC”). The Company will be a reporting company and will comply with the requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

(3) The public may read and copy any materials the Company files with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Additionally, the SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, which can be found at http://www.sec.gov.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

General

The following discussion of our financial condition and results of operations should be read in conjunction with (1) our interim unaudited financial statements for the nine months ended September 30, 2005 and the period from inception (July 15, 2004) to December 31, 2004, with their explanatory notes for the years included as part of the Form 10SB.

Overview

Trulite Technology, LC was created in May 2002 to develop a hydrogen fuel source for fuel cells. The intended applications were use by the military as a source of portable power and use by consumers as a source of recreational or back up power. This entity was funded by grants from two governmental agencies to conduct fuel cell research and development. In July 2004 Trulite Technology, LC merged with, and transferred all if its interests to the Company, then a newly-formed Delaware corporation. In the fourth quarter of 2005, the Company initiated production of beta products for sale to selected individuals. The initial beta units were manufactured by the Company’s research facilities in Utah.

The Company has not earned any revenue to date in 2005. We believe the main sources of initial revenue will be revenues from the oil and gas pipeline monitoring market and the high end recreational camping consumer market. Management anticipates revenues to increase quarter over quarter during 2006 as our manufacturing operation in Houston comes on line and the demand for our product increases.

Selected statements of operating data for the nine months ended September 30, 2005.

Please see the unaudited Financial Statements of the Company for this period set forth on Pages F-9 - F-20.

FOR THE PERIOD FROM INCEPTION (JULY 15, 2004) THROUGH DECEMBER 31, 2004 AND
FOR THE NINE MONTHS ENDING SEPTEMBER 30, 2005
	(Unaudited)	(Audited)
	September 30,	December 31,
	2005	2004

SALES	$—	$1,750

COST OF SALES	—	650

GROSS MARGIN	—	1,100

OPERATING EXPENSES
Research and development	261,043	106,311
Depreciation	4,186	1,140
General and administrative	335,412	164,873
TOTAL OPERATING EXPENSES	600,641	272,324

OTHER INCOME (EXPENSES)
Interest expense	(548)	—
Interest income	3,787	—
TOTAL OTHER INCOME	3,239	—

LOSS BEFORE INCOME TAXES	(597,402)	(271,224)

INCOME TAXES	—	—

NET LOSS	$(597,402)	$(271,224)

Revenues and Gross Margins

Revenue for the nine month period ended September 30, 2005 was $0, as compared to $1,750 for the period from July 15, 2004 through December 31, 2004. Gross margin for the nine month period ended September 30, 2005 was $0, as the Company did not have any sales, as compared to a gross margin of $1,100 for the period July 15, 2004 through December 31, 2004. During these periods, the Company was a research and development company. In the fourth quarter of 2005, the Company began low volume production of its beta products.

Operating Expenses and Loss from Operations

Operating expenses and losses from operations was $600,641 for the nine months ended September 30, 2005.  This compares to operating expenses of $272,324 for the period July 15, 2004 through December 31, 2004, with operating losses of $271,224 for the same period. The increase in losses in 2005 is mainly attributable to increased investments in research and development activity.

Other Income and Expense

Other income and expenses for the nine months ending September 30, 2005 totaled $3,239, as compared to $0 for the period from July 15, 2004 through December 31, 2004. This increase was due to the Company’s investing part of its proceeds of approximately $950,000 raised from private placements of its preferred stock in a savings account at a local bank.

Net Loss

Net loss for the nine month period ending September 30, 2005 was $597,402, as compared to $271,224 for the period from July 15 through December 31 2004.

To date, we have financed operations through the private placement of equity securities. Our last private placement was in June 2005, in which we raised $750,000 through a private placement of 934,725 shares of preferred stock. We have not employed any significant leverage of debt. However, there can be no assurance we will not undertake debt obligations in the future in order to finance our operations.

For the period from July 15, 2004 (inception) through December 31, 2004

Summarized in the table below is the statement of operating data for the period from July 15, 2004 (inception) through December 31, 2004. Please see the Financial Statements of the Company for these periods set forth on pages F-9 - F-20.

SALES	$1,750

COST OF SALES	650

GROSS MARGIN	1,100

OPERATING EXPENSES
Research and development	106,311
Depreciation	1,140
General and administrative (including rent expense of $1,958)	164,873
TOTAL OPERATING EXPENSES	272,324

LOSS FROM OPERATIONS BEFORE INCOME TAXES	(271,224)

INCOME TAXES	0

NET LOSS	$(271,224)

Revenue and Gross Margins

Revenue from July 15, 2004 (inception) through December 31, 2004 was $1,750, derived from the sale of one HydroCell unit. The Company achieved a gross margin of $1,100 from the sale of this unit.

Operating Expenses and Losses from Operations

Operating expenses were $272,324 and losses from operations was $271,224 for the period from July 15, 2004 (inception) through December 31, 2004. During this period of time, the Company was a research and development company.

Net Loss

Net loss was $271,224 from inception (July 15, 2004) through December 31, 2004.

Historical Sources of Cash

During the period from July 15, 2004 though December 31, 2004, the Company financed its operations principally through the sale of an aggregate of $300,000 worth of preferred stock, with $100,000 of such preferred stock sold in July, 2004 and $200,000 sold in November, 2004. Additional cash was derived from the sale of one HydroCell unit as set forth above.

Cash Position and Sources and Uses of Cash

Our cash position at December 31, 2004 was $126,465, as compared to $0 at inception (July 15, 2004).

Our operating activities used cash in the amount of $168,741. Cash used in operating activities for this five and half month period reflected a net loss of $271,224, as decreased for non-cash deductions, including depreciation and management fees. The Company had $4,794 of cash out flows used in investing activities from the purchase of property and equipment. The Company had cash flows from financing activities of $300,000 from issuances of preferred stock as set forth above.

Capital Resources Going Forward

The Company had $126,465 at December 31, 2004, and $429,409 in cash and cash equivalents at September 30, 2005. Our intended plan of operations for the twelve month period beginning October 1, 2005 is to sell and distribute our product during the fourth quarter of 2005, continue to develop our product and begin full scale manufacturing at new facilities in the first quarter of 2006. In the past, the Company primarily used funds derived from the private placement of its securities to fund its operations.

Cash on hand as of September 30, 2005 and cash generated by operations in conjunction with our working capital will not be sufficient to continue our business for the next twelve months. We continually review our overall capital and funding needs, taking into account current business needs, as well as the Company’s future goals and requirements. Based on our business strategy, we believe we will need to increase our net capital and that the best way to do this is through the sale of additional securities. For more information on cash flows, please see the statement of cash flows included in the Company’s financial statements appearing elsewhere herein.

Should our costs and expenses prove to be greater than we currently anticipate, or should we change our current business plan in a manner that will increase or accelerate our anticipated costs and expenses, the depletion of our working capital would be accelerated. To the extent it becomes necessary to raise additional cash in the future as our cash on hand and working capital resources are depleted, we intend to raise additional capital through the sale of additional equity securities, public or private sale of debt or equity securities, debt financing or short term loans, or a combination of these options. We may also seek to satisfy indebtedness through the private issuance of debt or other securities. We currently do not have a binding commitment for, or readily available sources of, additional financing. We cannot give any assurance that we will be able to secure the additional cash or working capital that we may require to continue our operations under such circumstances or that it will be on terms that would not hinder our ability to execute our business strategy.

Our anticipated costs are estimates based upon our current business plan. Our actual costs could vary materially from these estimates. Further, we could change our current business plans, which may also result in a change in our anticipated costs.

Off Balance Sheet Arrangements

There are no guarantees, commitments, lease and debt agreements or other agreements that would trigger adverse changes in our credit rating, earnings, or cash flows, including requirements to perform under stand by agreements.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United State of America.

On an ongoing basis, we evaluate our estimates and impairment of long lived assets. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates, including those for the above described items are reasonable.

RISK FACTORS

An investment in the Company is highly speculative in nature and involves an extremely high degree of risk. The risks described below are not the only ones that we face. Additional risks that generally apply to publicly traded companies, general industry and economic conditions that are not yet identified or that we currently think are not material, may also adversely affect our company. If any of the events, contingencies, circumstances or conditions described in this risk factors section actually occurs, our business, financial condition or results of operations could be seriously harmed.

Our business is difficult to evaluate because we are a development stage company.

The Company is a development stage company that was formed in July 2004 to further the research and development of fuel source and fuel cell systems. To date, we have not attempted to license, market or otherwise distribute any of our intended products. Accordingly, there is only a limited basis upon which you can evaluate our business and prospects. An investor in our Company should consider the challenges, expenses and difficulties we will face as a development stage company seeking to develop and manufacture a new product in a relatively new market.

There may be conflicts of interest between our management and our non-management stockholders.

Conflicts of interest create the risk that management may have an incentive to act adversely to the interests of other investors. A conflict of interest may arise between our management's personal pecuniary interest and its fiduciary duty to our stockholders. Further, our management's own pecuniary interest may at some point compromise its fiduciary duty to our stockholders.

The Company has incurred substantial losses since inception and expects losses for the foreseeable future. To achieve our sales forecast, research and development to improve our product and start manufacturing operations will require additional capital through public or private financing as well as borrowings and other sources. The next round of funding based on our forecast will be adequate to support out operations. There are risks and uncertainties and actual results could fail as a result of a number of factors. The need at some further date could be such that additional capital may need to be raised. Additional funding may not be available under favorable terms, if at all. If adequate funds are not available, we may be required to curtail operations.

We expect to have a need for additional capital as we continue to execute our business plan.

To achieve and maintian competitiveness and continue our growth, we expect to raise substantial funds. Our forecasts for the period for which our financial resources will be adequate to support our operations involves risks and uncertanties and actual results could fail as a result of a number of factors. We anticipate that we may need to raise additional capital to develop, promote and distribute our product. Such addittional funding may be raised through public or private equity or debt financings. Additional funding may not be available under favorable terms, if at all. If adequate funds are not available, we may be required to curtail operations significantly or to obtain funds on terms not as favorable as we would hope.

Technological changes could force us to drastically alter our business plan.

The quest for alternate energy sources is being undertaken by numerous governments, corporations, univeristies and other institutions and individuals throughout the world. Many of these participants have far greater experience and resources than Trulite and have been engaged in these activities for a longer period of time. In the event that commerical ready applications for alternative energy sources similar in nature to ours are introduced into the marketplace, we may be forced to alter our business plan. This can be expected to be costly and cause substantial delays in, or prevent us entirely from, realizing our objectives.

The Company must demonstrate value and reliability in order to gain consumer acceptance.

The cost of our fuel cell system is more than that of existing and competing energy providers. If we are unable to produce products that are more cost effective and reliable than those of our competitors, consumers may be unlikely to purchase our products. The price of our fuel cell system depends, in large part, on material and manufacturing costs. We cannot guarantee we will be able to lower these costs without affecting the reliability and performance of our product.

The Company has no experience manufacturing or selling fuel cells and fuel cell systems on a commercial basis.

The Company has no prior experience in producing, marketing or selling any products or services. To date, we have focused primarily on research and development and have no experience manufacturing fuel cells or fuel source systems on a commercial basis. We believe in order to make our products profitable we would have to produce our products through a high volume automated process. We do not know whether or when we would be able to develop efficient, automated, low-cost manufacturing capabilities. Even if we are successful in developing such capabilities, we cannot ensure we will do so in time to meet our product commercialization schedule or to satisfy the requirements of our customers or shareholders.

We expect that some of our products will only be commercially viable as a component of other companies’ products, and these companies may choose not to include our fuel source system in their products.

Certain of our fuel source products must be integrated into products manufactured by OEM’s. We cannot guarantee that OEMs will manufacture these products. If they manufacture such products, no assurances can be given whether they will choose to incorporate our products or that such integration will be on financial and other business terms acceptable or profitable to us. In addition, any integration, design, marketing, manufacturing or other problems encountered by an OEM could adversely affect the market for our products, and we would have no ability to control the response to such problems.

We will need to rely on third parties for the proper execution of our business strategy.

Strategic partnerships are critical to Trulite for research, product development and volume manufacturing. Trulite is partnering with selected academic institutions on directed research projects related to hydrogen generation and fuel cell technologies in order to retain its competitive advantage. Trulite will seek out additional strategic partners for product design and development. As the Company enters into volume production, Trulite will seek out strategic partners for manufacturing, distribution and logistics.

Outsourcing is expected to happen in phases. First, Trulite will work with raw material and individual component manufacturing. The Company will control all the development, manufacturing and quality internally for the initial small volume ramp up to 1,000 HydroCell cartridges per month. During this time, the Company will seek to develop relationships with suppliers, which will enable the Company to move some subassemblies out to them and automate the core technology in-house. These relationships will continue to be built as market demand increases. The second phase of outsourcing will begin once volume demand approaches 1,500 cartridges per month. This volume is expected to trigger the beginning of a shift to a final assembly and test facility in Houston, Texas.

The Company does not believe it should have difficulty obtaining contractors for any of this work or to supplement or replace existing contractors if any of those relationships were to be insufficient or terminate, or if the sales volume were such that the Company needed additional contractors to support the increases in sales volume. No assurance can be given that a suitable contractor can be found or that once found, it will consistently meet the Company’s demands with regard to timing or quality. It is possible, however, that difficulties in supplementing or replacing current contractors could develop in the future because of factors which the Company cannot predict at this time, creating a potential material adverse effect on the Company. The availability of raw materials may have a material adverse effect on the Company’s results of operations. Because the Company uses only the highest quality components, any restriction on the availability or use of such raw materials, whether as the result of a reduction in supply, through natural disaster or environmental restrictions, could have a material adverse effect on the business, financial condition and results of operations of the Company.

Although the Company believes it has established a close relationship with its principal manufacturers and distributors, its future success may depend on its ability to maintain these relationships and establish new ones as the Company increases its sales volume and geographic customer base. If relationships with current manufacturers and distributors were to be interrupted for any reason, it may be difficult for the Company to locate other sources with similar or greater production and distribution capacity, which could have a material adverse effect on the Company’s business, financial condition and results of operations. Furthermore, the establishment of new manufacturing and distribution relationships involves numerous uncertainties including costs, terms of payment and timeliness of delivery, all of which such terms and conditions may be unsatisfactory to the Company and could result in additional costs to the Company.

We may be unable to raise additional capital to pursue our commercialization strategy.

Our product development and commercialization schedule may be delayed if we are unable to properly fund the Company and execute our business plan. We do not know whether we will be able to secure additional funding or funding on terms that are acceptable to us.

If additional capital is raised through the issuance of stock, your ownership interest may be diluted.

One of the factors which generally affect the market price of publicly traded equity securities is the number of shares outstanding in relationship to assets, net worth, earnings or anticipated earnings. If a public market develops for the Company’s shares, or if the Company determines to register for sale to the public those shares of Common Stock granted in any business combination, a material amount of dilution can be expected to cause the market price of our Common Stock to decline. Furthermore, the public perception of future dilution can have the same effect even if the actual dilution does not occur.

In order for us to obtain additional capital, we may find it necessary to issue securities conveying rights senior to those of the holders of Common Stock. Those rights may include voting rights, liquidation preferences and conversion rights. To the extent we convey senior rights, the value of our Common Stock can be expected to decline.

If we incur indebtedness, we may become too highly leveraged and would be in risk of default.

There is no contractual or regulatory limit to the amount of debt we can take on, although we intend to follow a conservative debt policy. If our policy were to change or be eliminated due to unforeseen circumstances, we could become more highly leveraged, which could adversely affect our ability to meet our obligations and we would then be in risk of default, which could have a material adverse effect on our financial condition, results of operations, business prospects and long term future viability.

A large scale consumer market for our products may never develop or take longer to develop than we anticipate.

A large scale consumer market for our products may never develop or may develop more slowly than we anticipate. Fuel cell technology is an emerging market, and we are unsure whether there will ever be popular demand for such products. The development of a large scale market may be affected by many factors, some of which are beyond our control, including:

-	the competitive cost of fuel cell systems,
-	the emergence of newer and more competitive technology,
-	the future cost of raw materials,
-	regulatory requirements,
-	consumer perceptions regarding the safety of our product, and
-	consumer reluctance to try new products and technologies.

If a large-scale consumer market fails to develop or develops more slowly than we anticipate, we may be unable to recover losses incurred in the development of our products.

Changes in environmental policies could hurt the market for our products and deter potential investors.

Although many governments have made the development of alternative energy sources, fuel cells in particular, a priority, we cannot assure you these governments will not change their environmental policies or that any change would not negatively affect our business.

Government regulation could also deter additional investors. Research for alternative energy is influenced by government regulations and policies concerning energy research or conservation.

Changes in governmental regulation could hurt the market for our products and negatively affect our ability to attract potential consumers.

The energy industry is influenced by state and federal regulations and policies. Any change in the present policies could affect additional investment in alternative forms of energy and decrease demand for our products.

Fuel cell technology may be subject to future governmental regulation which could affect the market for our product. As our products are introduced to the market, we may be subject to additional laws and regulations. We do not know the extent to which this will affect our ability to distribute our products. In addition, any future regulation may increase our production costs and the cost of our final product.

We currently face and continue to face significant competition.

Our products will face significant competition. Many companies with substantially greater resources are also developing fuel cell technologies, as well as other battery technologies. We also face competition from existing energy suppliers who provide their customers with widely accepted energy sources. We cannot assure that these customers will switch to alternative energy or that they will use Trulite products in the event they do switch. Further, the development of new technology may affect the popularity and profitability of our products or render our products obsolete.

We depend on our intellectual property, and our failure to protect that technology could adversely affect our future success.

We rely on numerous patents to protect our intellectual property. Failure to protect our existing intellectual property could cause the loss of our exclusivity or the right to use the technology we developed. If we do not adequately protect our intellectual property rights, we may have to pay others for the right to use their technology.

We could face litigation regarding the legitimacy of our patents, and we cannot ensure that we will be successful in such suits. These suits may result in the invalidation of our patent rights or the licensing of these rights to others.

We protect our proprietary intellectual property, including intellectual property that may not be patented, through the use of confidentiality agreements. We cannot assure you that these agreements will not be breached or that we will have an adequate remedy in the event that they are breached.

The Company may be unable to attract or retain key personnel, which would adversely affect our operations.

Our management team consists of several scientists, including the Company’s founder Dr. Kevin Shurtleff. We also employ engineers and researchers to help develop our products. Our future success depends on our ability to attract and retain a highly skilled workforce, consisting of scientists, engineers, researchers and marketing professionals. We cannot assure you we will be able to attract and retain such personnel. Our inability to do so could negatively impact our success.

There is currently no trading market for our Common Stock.

Outstanding shares of Common Stock cannot be offered, sold, pledged or otherwise transferred unless subsequently registered pursuant to, or exempt from registration under, the Securities Act of 1933, as amended (the “Securities Act”) and any other applicable federal or state securities laws or regulations. These restrictions will limit the ability of our stockholders to liquidate their investment.

Authorization of Preferred Stock

Our Certificate of Incorporation authorizes the issuance of up to 1,500,000 shares of preferred stock with designations, rights and preferences determined from time to time by our Board of Directors. Accordingly, our Board of Directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of the Common Stock. There are currently 1,454,725 outstanding shares of Preferred Stock. All of the preferred is Series A 8% Cumulative Convertible Preferred Stock, par value of $0.0001 per share. These shares could affect the rights of holders of our Common Stock.

Control by Management

Management currently owns 54.38% of all the issued and outstanding capital stock of the Company. Consequently, management controls the operations of the Company and, acting together, will have the ability to control substantially all matters submitted to stockholders for approval, including:

•	Election of the board of directors;
•	Removal of any directors;
•	Amendment of the Company’s Certificate of Incorporation or bylaws; and
•	Adoption of measures that could delay or prevent a change in control or impede a merger, takeover or other business combination.

These stockholders will thus have substantial influence over our management and affairs, and other stockholders of the Company possess no practical ability to remove management or effect the operations or the business of the Company. This concentration of ownership by itself may have the effect of impeding a merger, consolidation, takeover or other business consolidation, or discouraging a potential acquiror from making a tender offer for the Common Stock.

This registration statement contains forward-looking statements and information relating to us, our industry and to other businesses. These forward-looking statements are based on the beliefs of our management, as well as assumptions made by and information currently available to our management. When used in this prospectus, the words "estimate," "project," "believe," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are subject to risks and uncertainties that may cause our actual results to differ materially from those contemplated in our forward-looking statements. We caution you not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus. We do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

ITEM 3. DESCRIPTION OF PROPERTY.

The Company leases space in Buffdale, Utah. The facility serves as Trulite’s research and manufacturing center. The facility encompasses approximately 5,500 square feet rented by the Company at a monthly rate of $2,700. The lease expires on May 31, 2006. The company has no other leases.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

(a)	Security ownership of certain beneficial owners.

The following table sets forth, as of the date of this Registration Statement, the number of shares of Common Stock owned of record and beneficially by executive officers and directors, and persons who hold 5% or more of the outstanding Common Stock, of the Company. Also included are the shares held by all executive officers and directors as a group.

Name and Address	Amount and Nature of Beneficial Ownership	Percentage of Class

Kevin Shurtleff (a) 14807 South Heritagecrest Way, Suite A Bluffdale, UT 84065	1,974,865	54.38%

Andrew Nielson 14807 South Heritagecrest Way, Suite A Bluffdale, UT 84065	987,435 (b)	27.19%

Eric Ladd 4987 West Woodbend Road West Jordan, UT 84084	236,984 (c)	6.5%

John Berger (d) Three Riverway Suite 1700 Houston, TX 77056	0	—

Contango Capital Partners, L.P. (e) Three Riverway Suite 1700 Houston, TX 77056	669,200	16.3%

John Sifonis (f) P.O. Box 201887 Arlington, Texas 76006-1887	0	—

General Randolph House (g) Three Riverway Suite 1700 Houston, TX 77056	0	—

James A. Longaker (h) 2002 Woodland Valley Drive Kingwood, TX 77339	0	—

Eric Melvin (i) Three Riverway Suite 1700 Houston, TX 77056	0	—

Thomas F. Samson (j) 1307 Barrington Drive Coppell, Texas 75019	0	—

All Directors and Officers as a Group (7 individuals)	1,974,865	54.38%

(a)	Mr. Shurtleff is a Vice-President and a director of Trulite.
(b)
Mr. Nielson owns 987,435 shares of common stock. However, effective March 2, 2005, Mr. Nielson gave an option to Eric Ladd to purchase up to 236,984 shares of his Common Stock for $24,000, exercisable at any time.

(c)	Mr. Ladd has a currently exercisable option to purchase up to 236,984 shares of Common Stock from Andrew Nielson for an aggregate purchase price of $24,000. This option expires March 2, 2014.
(d)	Mr. Berger is the Chairman of the Board of Directors of Trulite.
(e)
Mr. John Berger, the Chairman of the Board of Directors of Trulite, is also the managing partner of a seven member board of directors of Contango Capital Partners, L.P. (“CCP”). Mr. Berger disclaims beneficial ownership of these shares as the board of directors of CCP determines the voting and disposition of the Common Stock owned by it.

(f)	Mr. Sifonis is the President and a director of Trulite.
(g)	General House is a director of Trulite.
(h)	Mr. Longaker is the Chief Financial Officer and Secretary of Trulite.
(i)	Mr. Melvin is a director of Trulite.
(j)	Mr. Samson is a director of Trulite.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

(a) Identification of Directors and Executive Officers.

A. Identification of Directors and Executive Officers. The current officers and directors will serve for one year or until their respective successors are elected and qualified. They are:

Name	Age	Position

John Sifonis	64	President and Director

James A. Longaker	60	Chief Financial Officer and Secretary

Kevin Shurtleff	41	Vice-President and Director

John Berger	31	Chairman of the Board of Directors

General Randolph House	59	Director

Eric Melvin	40	Director

Thomas Samson	65	Director

John Sifonis, President and Director.

John Sifonis joined Trulite in 2004. Prior to joining the Company, from July, 1998 to October, 2004 Mr. Sifonis was the Managing Director of the Internet Business Solutions Group at Cisco Systems, Inc. Prior to joining Cisco Systems, Inc., from December, 1991 to July, 1998, Mr. Sifonis was the Chief Executive Officer of SAI International, LLC. Prior to forming SAI International, from January, 1976 to August, 1989 Mr. Sifonis was a Senior Partner in the Management and Consulting Group of Ernst & Young. While at Ernst & Young, Mr. Sifonis also served as the National Director of the Strategic Management Consulting Group. He received a Bachelor of Science Degree in Management Science from Case Institute of Technology in 1963 and has completed additional post graduate studies at Case Institute in Operations Research.

James A. Longaker, Chief Financial Officer and Secretary.

James A. Longaker is the Company’s Chief Financial Officer and Secretary. Prior to joining Trulite in May of 2005, Mr. Longaker worked from December 2001 to May 2005 as a partner at the Forte Group, LLC, a management consulting firm that specialized in emerging businesses. From February 1999 to December 2001, Mr. Longaker worked as a consultant with Glass and Associates serving as an interim Chief Financial Officer for companies in financial difficulty. From 1990 to 1999, he had his own business working with distressed companies. Mr. Longaker received his bachelor’s degree from Louisiana Polytechnic Institute and a Master’s degree in Business Administration in 1969 from Louisiana State University. Mr. Longaker has four certifications: Certified Public Accountant licensed to practice public accounting in Louisiana and Texas, Certified Fraud Examiner, Certified Turnaround Professional and a Certified Insolvency and Restructuring Advisor.

Kevin Shurtleff, Vice-President and Director.

Kevin Shurtleff founded Trulite Technology, LLC in 2003 and developed the Hydrocell technology. Dr. Shurtleff has spent the past four years researching alternative energy sources. From 1988 to 1998 Dr. Shurtleff worked at MOXTEK, Inc., a high technology electronics firm. From 1998 to 2001 he was a research associate at the University of Utah and from 2001-2002, Dr. Shurtleff was a senior engineer at Sarcos Research. Dr. Shurtleff earned a Ph.D. in Physical Chemistry from Brigham Young University in 1994 and received an MBA from the Marriot School of Management at Brigham Young University in 2001.

John Berger, Chairman of the Board of Directors.

John Berger has more than nine years of experience in the energy industry. Prior to joining Trulite, during 1996-2001, Mr. Berger worked as a trader at Enron, an energy trading entity. From January 2002 through December 2003, Mr. Berger served as an advisor to the Federal Energy Regulatory Commission. He also served as an advisor to the drafters of the Standard Market Design regulatory document, which is currently being considered by the United States Congress. Mr. Berger graduated cum laude from Texas A&M with a B.S. in civil engineering in 1996. In 2003, Mr. Berger graduated from Harvard Business School.

General Randolph House, Director.

General House is a retired U.S. Army Lieutenant General. Prior to his retirement in 2003, General House served the Army for thirty-three years. Notably, General House was Deputy Commandant, US Army Command and General Staff College at Fort Leavenworth, Kansas. In 1996, General House was assigned to the Pentagon as Senior Military Assistant to the Secretary of Defense, Dr. William Perry. In 1997, General House was assigned as the Assistant Chief of Staff for Installation Management, Department of the Army. Later that year, he assumed command of the Eighth United States Army and Chief of Staff, United Nations Command/Combined Forces Command/United States Forces in Seoul, Korea. In 1998, General House received his second three star assignment as the Deputy Commander-in-Chief and Chief of Staff, United States Pacific Command. General House earned a Bachelor’s Degree in 1968 from Texas A&M University. He also received a Master’s Degree from Clemson University.

Eric Melvin, Director.

Eric Melvin, a director of Trulite, is the founder, President and Chief Executive Officer of Mobius Risk Group, a provider of energy risk management outsourcing and advisory services. Prior to forming Mobius Risk Group, from 2000 to 2001, Mr. Melvin worked as the VP, New Business Ventures at Enron Energy Services, an Energy Trading entity. Mr. Melvin received his BGS from the University of Michigan, Ann Arbor in 1985. He also earned a JD from the University of Detroit, School of Law in 1990.

Thomas Samson, Director.

Thomas (Tom) Samson, a director of Trulite, is the President and Chief Executive Officer of Teamwork Dynamics, Inc. which he founded in 1990. Teamwork Dynamics (formerly WeCoachTeams, Inc.) is a professional services firm providing executive level support to CEOs of firms seeking to drive results though the focused actions of executive and management teams based on collaborative problem solving, individual commitments and personal accountability. During the past decade Mr. Samson has personally undertaken, through Teamwork Dynamics, a number of client assignments which have included roles as CEO, President, COO and CIO. Mr. Samson is a Certified Public Accountant with over twenty-five years in the public accounting profession where he was a partner with Arthur Young & Company, one of the accounting profession’s big eight accounting firms. During his career with Arthur Young he focused on technology industries and started Arthur Young’s Technology Center which served the investors and management of technology companies from startup to full operations. He received his BSBA degree from Creighton University.

The term of office of each director expires at the Company's annual meeting of stockholders or until their successors are duly elected and qualified. Directors are not compensated for serving as such. Officers serve at the discretion of the board of Directors.

B. Significant Employees. None.

C. Family Relationships. None.

D. Involvement in Certain Legal Proceedings.

There have been no events under any bankruptcy act, no criminal proceedings and no judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director, executive officer, promoter or control person of Registrant during the past five years.

E. Audit Committee Financial Expert.

The Board approved Mr. Thomas Samson as a Director on October 19, 2005. Mr. Samson will form an Audit Committee and hold the position as Chairman of the Audit Committee.

ITEM 6. EXECUTIVE COMPENSATION

The following table sets forth the cash compensation paid by the Company to its President and all other executive officers for services rendered during the fiscal years ended December 31, 2005 and 2004.

Name and Position	Year	Salary	Bonus	Other Compensation

Kevin Shurtleff, Vice-President	2005 2004	$85,000 $85,000	— —	— —

John Sifonis, President	2005 2004	$42,000 $12,000	— —	Option to purchase 291,478 shares of Common Stock at $.88 per share. (1)

James A. Longaker, Chief Financial Officer and Secretary	2005 2004	$65,000	$20,000	Option to purchase 20,000 shares of Common Stock at $.88 per share. (1)

(1) All listed options vest over a four year period as follows: 18.5% in 2006, 22.50% in 2007, 26.50% in 2008 and 32.50% in 2009.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

The Company had a management agreement with Contango Capital Partnership Management LLC (“CCPM”), an entity which is the general partner of Contango Capital Partners, L.P. (“CCP”). John Berger, the Chairman of the Board of Directors of Trulite, is the managing partner of CCPM and Chairman of the Board of Directors of CCP. This management agreement was transferred to CCP. In exchange for managing the day-to-day operations of the Company, CCP received 68,770 shares of Common Stock (343,850 shares of common stock, post stock split) on July 28, 2004, and six months later received an additional 65,070 shares of Common Stock (325,350 shares of common stock, post stock split). The management agreement with CCP ended on January 28, 2005, and no further payments are due or owing from Trulite.

The initial investor in the Company was Trulite Energy Partners, L.P., which invested $100,000 and received 100,000 shares of Preferred Stock on July 28, 2005. Trulite Energy Partners, L.P. merged with and into CCP. John Berger, the Chairman of the Board of Directors of Trulite, is the Chairman of the Board of Directors of CCP.

CCP owns 669,200 shares of Common Stock and 1,434,725 shares of our 8% Cumulative Convertible, Series A Preferred Stock. Pursuant to an investor rights agreement between Trulite and CCP, (a) CCP has the right to vote, on an as-converted basis, on any matter presented to the holders of Common Stock and (b) the consent of CCP is required for certain decisions of Trulite, including (i) any change in the Company’s Certificate of Incorporation, (ii) any merger, acquisition, consolidation or exchange of shares, (iii) any disposition of all or a substantial portion of the assets of the Company, (iv) any plan of dissolution, (v) any commencement or consent to bankruptcy proceedings, (vi) any issuance of capital stock having rights senior or pari passu with those of the Series A Preferred Stock, (vii) any transaction or series of transactions in which 10% or more of the voting power of the Company is transferred to a third party, (viii) the formation of a subsidiary or entering into a joint venture or partnership and (ix) the incurrence of more than $75,000 of indebtedness.

The Company sold a hydrocell cartridge ($1,750) to Protonex Technology Corp. (“Protonex”), a provider of long duration portable and remote power sources, during the latter part of 2004. The Company had no sales with Protonex for the first nine months of 2005, but Trulite currently has a contract for $25,000 for three HydroCell cartridges to be completed in the first quarter of 2006. CCP is an investor in Protonex and John Berger, Chairman of the Board of Trulite serves on the board of directors of Protonex.

On January 26, 2005, Synexus Technology, LC merged with a newly formed company controlled by CCP, called Synexus Energy, Inc. (“Synexus”). Synexus is a research and development company working on a product that can be used in conjunction with Trulite’s Hydrocell. We currently share office space with Synexus and Synexus reimburses Trulite for their portion of the facility in Utah, salaries paid by Trulite on their behalf and some additional expenses. As of September 30, 2005, Synexus owed Trulite $112,635. Historically, Synexus pays its receivable each quarter. Synexus has its own funding and cash to pay its current expenses.

ITEM 8. DESCRIPTION OF SECURITIES.

(a) Common and Preferred Stock.

The Company is authorized by its Certificate of Incorporation to issue an aggregate of 21,500,000 shares of capital stock, comprised of 20,000,000 shares of common stock, par value $.0001 per share (the "Common Stock") and 1,500,000 shares of preferred stock, par value $.0001 per share (the “Preferred Stock”). As of December 12, 2005, 5,086,225 shares, consisting of 3,631,500 shares of Common Stock and 1,454,725 shares of Preferred Stock, were issued and outstanding.

Common Stock

All shares of Common Stock are of the same class and have equal rights and attributes. The holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders of the Company. All stockholders are entitled to share equally in dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available. In the event of liquidation, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of all liabilities. The stockholders do not have cumulative or preemptive rights.

On April 10, 2005, the Board of Directors authorized a five to one split on all Common Stock issued prior to that date. The Preferred Stock outstanding as of April 10, 2005 would also split five to one if any preferred holder prior to that time converted the preferred to Common Stock at some later date.

Preferred Stock

Trulite is authorized by its Certificate of Incorporation to designate and issue up to 1,500,000 shares of Preferred Stock. The Company has designated Series A 8% Cumulative Convertible Preferred Stock (the “Series A Preferred Stock”). The Series A Preferred Stock ranks, as to the payment of dividends and the distribution of assets upon liquidation or winding up of the Company, (i) senior to or on parity with all other classes and series of the Preferred Stock and (ii) senior to the Common Stock. Holders of Series A Preferred Stock are entitled to receive preferential cumulative dividends at an annual rate of 8% of the original issue price, payable at the option of the Company in cash or in shares of Series A Preferred Stock. Any dividends declared by the Board are payable quarterly. Upon any liquidation, winding up or dissolution of the Company, holders of the Series A Preferred Stock receive $1.00 per share (the original issue price) plus any dividends, whether or not declared by the Board, accrued and unpaid.

Each share of the Series A Preferred Stock may be converted, in whole or part, at the option of the holder, at any time, into a number of duly authorized, validly issued, fully paid and non assessable shares of Common Stock, as is determined by dividing the original issue price of the Series A Preferred Stock by the conversion price, which is subject to adjustment, but which was $1.00 per share upon issuance. Each share of the Series A Preferred Stock automatically converts into shares of Common Stock on or after (i) the closing of a underwritten, public sale of Common Stock, at a price per share which results in the Company having a market value of at least $50,000,000 or (ii) the date specified by written consent by the holders of a majority of the outstanding shares of the Series A Preferred Stock.

Each holder of shares of the Series A Preferred Stock is entitled to the number of votes equal to the number of whole shares of Common Stock into which the shares of Series A Preferred Stock held by such holder are convertible.

The Company cannot amend, alter or repeal the preferences, rights, powers or other terms of the Series A Preferred Stock to adversely affect the Series A Preferred Stock without the written consent or affirmative vote of at least 66.6% of the then-outstanding shares of the Series A Preferred Stock.

The description of certain matters relating to the securities of the Company is a summary and is qualified in its entirety by the provisions of the Company's Certificate of Incorporation and bylaws, copies of which have been filed as exhibits to this Form 10-SB.

(b) Debt Securities. None.

(c) Other Securities To Be Registered. None.

PART II

ITEM 1. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

(a) Market Information. The Company's Common Stock is not trading on any stock exchange. The Company is not aware of any market activity in its stock during the fiscal year ended December 31, 2004 or during the current fiscal year.

The Company has issued and outstanding options to purchase 466,693 shares of its Common Stock and no warrants to purchase any shares of Common Stock. The 8% Cumulative Convertible Preferred Stock can be converted to Common Stock upon one or more triggering events. The first 520,000 shares of Preferred Stock will convert on a five to one basis. The last tranche of 934,725 does not split and is convertible one to one for common.

Additionally, the Company has 3,631,500 shares of Common Stock deemed restricted stock for purposes of Rule 144 under the Securities Act and, accordingly, may not be sold absent their registration under the Securities Act or pursuant to Rule 144 following their being held for the applicable holding periods set forth in Rule 144. In general, under Rule 144 as currently in effect, a person or group of persons whose shares are aggregated, who has beneficially owned restricted shares for at least one year, including the holding period of any prior owner except an affiliate of ours, would be entitled to sell, within any three month period, a number of shares that does not exceed the greater of:

•	1% of the number of then outstanding shares of the Company’s Common Stock, or
•	the average weekly trading volume of the Company’s Common Stock during the four calendar weeks preceding the sale;

provided, that public information about the Company as required by Rule 144 is available and the seller complies with manner of sale provisions and notice requirements.

The Company has zero shares of Common Stock being publicly offered for sale to the public.

(b) Holders. As of December 12, 2005, there were 4 record holders of 3,631,500 shares of Common Stock and three record holders of the 1,454,725 shares of Series A Preferred Stock.

(c) Dividends. The Registrant has not paid any cash dividends to date and does not anticipate or contemplate paying dividends in the foreseeable future. It is the present intention of management to utilize all available funds for the development of the Registrant's business.

(d) Securities authorized for issuance under equity compensation plans.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))

	(a)	(b)	(c)
Equity compensation plans approved by security holders	0	0	0
Equity compensation plans not approved by security holders (1)	469,693	$.88	1,254,972
Total	469,693	$.88	1,254,972

(1) The Company’s Board of Directors adopted the Trulite, Inc. Stock Option Plan (the “Plan”) on April 11, 2005. In April, the Company granted options to Randolph House, Evan Hughes, Jerry Metz and John Sifonis. Options were granted again in July 2005 to Howard, Paul and Stephen Anderson, Chris Brydon and Jim Longaker. Finally options were granted in October to Randolph House, Evan Hughes, Tom Samson, Jerry Metz and John Sifonis. All of the options were pursuant to the Plan. These options have an exercise price of $.88 per share. All options granted under the Plan vest, so long as the employee remains employed by the Company, within four years of the grant, according to a vesting schedule contained therein. The options granted under the Plan may not be exercised more than seven years after the date of the grant.

ITEM 2. LEGAL PROCEEDINGS.

There are not presently any material pending legal proceedings to which the Registrant is a party or as to which any of its property is subject, and no such proceedings are known to the Registrant to be threatened or contemplated against it.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

There are not and have not been any disagreements between the Registrant and its accountants on any matter of accounting principles, practices or financial statement disclosure.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

In 2005, Trulite sold 1,134,725 shares of its Series A Cumulative, Convertible Preferred Stock to CCP for an average cash consideration of $0.84 per share, for an aggregate investment of $950,000.

All purchasers of the Company’s securities represented in writing that they acquired the securities for their own accounts. A legend was placed on the stock certificates stating that the securities have not been registered under the Securities Act and cannot be sold or otherwise transferred without an effective registration or an exemption therefrom.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses including attorneys' fees, judgments, fines and amounts paid in settlement in connection with various actions, suits or proceedings, whether civil, criminal, administrative or investigative other than an action by or in the right of the corporation, a derivative action, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses including attorneys' fees incurred in connection with the defense or settlement of such actions and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's certificate of incorporation, bylaws, agreement, a vote of stockholders or disinterested directors or otherwise.

The Company’s Certificate of Incorporation provides that it will indemnify and hold harmless, to the fullest extent permitted by Section 145 of the Delaware General Corporation Law, as amended from time to time, each person that such section grants us the power to indemnify.

The Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

• any breach of the director's duty of loyalty to the corporation or its stockholders;
• acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
• payments of unlawful dividends or unlawful stock repurchases or redemptions; or
• any transaction from which the director derived an improper personal benefit.

        The Company’s Certificate of Incorporation provides that, to the fullest extent permitted by applicable law, none of our directors will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. Any repeal or modification of this provision will be prospective only and will not adversely affect any limitation, right or protection of a director of our company existing at the time of such repeal or modification.

PART F/S

TRULITE TECHNOLOGY, LC
(A DEVELOPMENT STAGE COMPANY)
FINANCIAL STATEMENTS
FOR THE PERIOD JANUARY 1, 2004 TO JULY 22, 2004 (DATE OF MERGER)
AND THE YEAR ENDED DECEMBER 31, 2003

C O N T E N T S

12 Greenway Plaza, Suite 1202 Houston, Texas 77046-1289 Phone 713-561-6500 Fax 713-968-7128 Web www.uhy-us.com

Independent Auditors’ Report

To the Members
Trulite Technology, LC
Houston, Texas

We have audited the accompanying balance sheets of Trulite Technology, LC (a development stage company) (the “Company”) as of July 22, 2004 (date of merger) and December 31, 2003 and the related statements of operations, members’ equity and cash flows for the period from January 1, 2004 to July 22, 2004 (date of merger) and the year ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Trulite Technology, LC as of July 22, 2004 and December 31, 2003, and the results of its operations and its cash flows for the period from January 1, 2004 to July 22, 2004 (date of merger) and the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note A to the financial statements, the Company agreed to a plan of merger on July 22, 2004 with and into Trulite, Inc., the successor company.

/s/ UHY Mann Frankfort Stein & Lipp CPAs, LLP

Houston, Texas
September 9, 2005

TRULITE TECHNOLOGY, LC
(A DEVELOPMENT STAGE COMPANY)
BALANCE SHEETS

	July 22, 2004	December 31, 2003

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$—	$—
Grants receivable	850	37,279
Other current assets	6,465	6,465
TOTAL CURRENT ASSETS	7,315	43,744

PROPERTY AND EQUIPMENT
Equipment	9,224	8,402
Less: accumulated depreciation	2,768	1,555
NET PROPERTY AND EQUIPMENT	6,456	6,847

TOTAL ASSETS	$13,771	$50,591

LIABILITIES AND MEMBERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$6,675	$4,280
Accrued expenses	1,434	4,347
Note payable	—	25,800
TOTAL CURRENT LIABILITIES	8,109	34,427

COMMITMENTS AND CONTINGENCIES	—	—

MEMBERS’ EQUITY	5,662	16,164

TOTAL LIABILITIES AND MEMBERS’ EQUITY	$13,771	$50,591

See accompanying notes to financial statements.

TRULITE TECHNOLOGY, LC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF OPERATIONS

	Period from January 1, 2004 to July 22, 2004	Year Ended December 31, 2003	Cumulative Amounts May 21, 2002(Inception) to July 22, 2004

REVENUES	$2,057	$—	$2,057

COSTS AND EXPENSES
Research and development (net of grants received)	16,878	(19,044)	(20,457)
Materials and freight	3,659	2,557	6,978
General and administration	8,770	6,890	27,995
Interest	752	584	1,761
TOTAL COSTS AND EXPENSES	30,059	(9,013)	16,277

NET INCOME (LOSS)	$(28,002)	$9,013	$(14,220)

See accompanying notes to financial statements.

TRULITE TECHNOLOGY, LC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF MEMBERS’ EQUITY
FOR THE PERIOD JANUARY 1, 2004 TO JULY 22, 2004 (DATE OF MERGER)
AND THE YEAR ENDED DECEMBER 31, 2003

Balance, January 1, 2003	$7,151

Net income, year ended December 31, 2003	9,013

Balance, December 31, 2003	16,164

Issuance of membership interests for cash	17,500

Net loss, for the period January 1, 2004 to July 22, 2004	(28,002)

Balance, July 22, 2004	$5,662

Issuances of membership interests since inception:
May 21, 2002 for cash	$2,500
April 23, 2004 for cash	5,000
May 5, 2004 for cash	2,500
June 28, 2004 for cash	10,000

$20,000

See accompanying notes to financial statements.

TRULITE TECHNOLOGY, LC
(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF CASH FLOWS

	Period from January 1, 2004 to July 22, 2004	Year Ended December 31, 2003	Cumulative Amounts May 21, 2002 (Inception) to July 22, 2004

CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$(28,002)	$9,013	$(14,220)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	1,213	1,180	2,768
Effect of changes in operating assets and liabilities:
Grants receivable	36,429	(12,003)	(968)
Other current assets	—	(6,240)	(6,465)
Accounts payable	2,395	(543)	6,675
Accrued expenses	(2,913)	(2,803)	1,434
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	9,122	(11,396)	(10,776)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(822)	(5,319)	(9,224)
NET CASH USED IN INVESTING ACTIVITIES	(822)	(5,319)	(9,224)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuances of membership interests	17,500	—	20,000
Net increase (decrease) in line of credit	(25,800)	15,645	—
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(8,300)	15,645	20,000

NET DECREASE IN CASH AND CASH EQUIVALENTS	—	(1,070)	—

CASH AND CASH EQUIVALENTS, beginning of period/year	—	1,070	—

CASH AND CASH EQUIVALENTS, end of period/year	$—	$—	$—

See accompanying notes to financial statements.

NOTE A - NATURE OF OPERATIONS

Trulite Technology, LC (“the Company”) was incorporated on May 20, 2002 in Utah and by its operating agreement was to continue in existence until December 31, 2100, unless terminated sooner. The Company is owned by two members with membership interests of 66.7% and 33.3%. Profits and losses are allocated to the members in proportion to their respective membership interests.

The Company is a development stage entity primarily engaged in the development of hydrogen cartridge fuel for fuel cells for use by the military as a source of portable power and by consumers as a source of recreational or back-up power. The Company received $46,184 and $76,455 in grants for the period from January 1, 2004 through July 22, 2004 and for the year ended 2003, respectively, from two government Agencies (the Defense Threat Agency and the Air Force). These grants were awarded to the Company to conduct fuel cell research and development. These grants are recognized as a reduction of research and development expenses in the Statements of Operations in accordance with applicable accounting standards. On July 22, 2004, the Company merged with and transferred all its interests to a newly-formed Delaware corporation called Trulite, Inc. The accompanying balance sheet as of July 22, 2004 shows the assets and liabilities of the Company just prior to the merger. The Company was a development stage entity through the date of merger.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents: Cash and cash equivalents include short-term investments with original maturities of three months or less.

Property and Equipment: Property and equipment is carried at cost. The Company depreciates property and equipment using the straight-line method over the estimated useful life of the related asset ranging from 3 to 5 years. Maintenance and repairs are charged to expense as incurred and expenditures for major improvements are capitalized. Gains and losses from retirement or replacement of property and equipment, if any, are included in operations.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Impairment of Long-Lived Assets: The Company records impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of the assets. In such case, the impairment loss would be equal to the amount by which the carrying value exceeds fair market value of the related asset.

Income Taxes: As a limited liability company, the Company is not subject to federal income taxes. Such income taxes accrue to the Company’s members and, accordingly, have not been recognized in these financial statements.

NOTE C - SHORT TERM NOTE PAYABLE

On September 30, 2003, the Company entered into a line of credit agreement with a bank maturing September 30, 2004. The total facility under the line of credit was $30,000, of which $-0- and $25,800 was outstanding at July 22, 2004 and December 31, 2003, respectively. Interest rate was 6.75% per annum and the facility was secured by the guarantee of one of the members of the Company and by a pledge of shares of stock held by another member of the Company.

NOTE D - RENT EXPENSE

Rent expense for the Company’s laboratory and office was approximately $2,600 and $1,800 for the period January 1, 2004 to July 22, 2004 (date of merger) and the year ended December 31, 2003, respectively.

TRULITE, INC.
(A DEVELOPMENT STAGE COMPANY)
FINANCIAL STATEMENTS
FOR THE PERIOD FROM JANUARY 1, 2005 THROUGH SEPTEMBER 30, 2005 AND
FOR THE PERIOD FROM INCEPTION (JULY 15, 2004) THROUGH DECEMBER 31, 2004

C O N T E N T S

Page

Report of Independent Registered Public Accounting Firm (on the Financial Statements
as of and for the Period from Inception (July 15, 2004) through December 31, 2004	F-10

Balance Sheets	F-11

Statements of Operations	F-12

Statements of Stockholders’ Equity	F-13

Statements of Cash Flows	F-14

Notes to Financial Statements	F-15 - F-20

12 Greenway Plaza, Suite 1202 Houston, Texas 77046-1289 Phone 713-561-6500 Fax 713-968-7128 Web www.uhy-us.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Trulite, Inc.
Houston, Texas

We have audited the accompanying balance sheet of Trulite, Inc., (a development stage company) (the “Company”) as of December 31, 2004, and the related statements of operations, stockholders’ equity and cash flows for the period from inception (July 15, 2004) through December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Trulite, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the period from inception (July 15, 2004) through December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As shown in the financial statements, the Company incurred a significant net loss in its first period since inception as well as negative cash flows from operations. Those conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to those matters also are described in Note A. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ UHY Mann Frankfort Stein & Lipp CPAs, LLP

Houston, Texas
September 9, 2005

TRULITE, INC.
(A DEVELOPMENT STAGE COMPANY)
BALANCE SHEETS

	September 30, 2005	December 31, 2004
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$429,409	$126,465
Due from affiliate	112,635	—
Accounts receivable (net of allowance for doubtful accounts of $0)	—	2,700
Prepaid expenses and other current assets	12,599	13,381
TOTAL CURRENT ASSETS	554,643	142,546

PROPERTY AND EQUIPMENT
Equipment	33,979	11,250
Less: accumulated depreciation	5,326	1,140
NET PROPERTY AND EQUIPMENT	28,653	10,110

OTHER ASSETS
Unpatented technology	606,798	606,798
TOTAL OTHER ASSETS	606,798	606,798

TOTAL ASSETS	$1,190,094	$759,454

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Accrued expenses	$62,420	$37,603
Accounts payable - affiliate	—	11,845
TOTAL CURRENT LIABILITIES	62,420	49,448

COMMITMENTS AND CONTINGENCIES	—	—

STOCKHOLDERS’ EQUITY
8% Cumulative Convertible, Series A Preferred stock; $0.0001 par value, 1,500,000 shares authorized, 1,454,725 and 320,000 shares issued and outstanding as of September 30, 2005 and December 31, 2004, respectively. Liquidation value of $1.00 per share plus preferred dividend per share of $0.0422 and $0.0207 as of September 30, 2005 and December 31, 2004, respectively. (Aggregate liquidation value of $1,516,090 and $326,624 as of September 30, 2005 and December 31, 2004, respectively.)
	145	32
Common stock; $0.0001 par value, 20,000,000 shares authorized, 3,631,500 and 3,306,150 shares issued and outstanding as of September 30, 2005 and December 31, 2004, respectively	363	330
Additional paid-in-capital	1,995,792	980,868
Deficit accumulated during the development stage	(868,626)	(271,224)
TOTAL STOCKHOLDERS’ EQUITY	1,127,674	710,006

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$1,190,094	$759,454

See accompanying notes to financial statements.

TRULITE, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF OPERATIONS

	Period from January 1, 2005 through September 30, 2005	Period from Inception (July 15, 2004) through December 31, 2004	Cumulative Amounts July 15, 2004 (Inception) through September 30, 2005
	(Unaudited)	(Audited)

SALES	$—	$1,750	$1,750

COST OF SALES	—	650	650

GROSS MARGIN	—	1,100	1,100

OPERATING EXPENSES
Research and development	261,043	106,311	367,354
Depreciation	4,186	1,140	5,326
General and administrative	335,412	164,873	500,285
TOTAL OPERATING EXPENSES	600,641	272,324	872,965

OPERATING LOSS	(600,641)	(271,224)	(871,865)

OTHER INCOME (EXPENSE)
Interest expense	(548)	—	(548)
Interest income	3,787	—	3,787
TOTAL OTHER INCOME (EXPENSE)	3,239	—	3,239

NET LOSS BEFORE INCOME TAXES	(597,402)	(271,224)	(868,626)

INCOME TAXES	—	—	—

NET LOSS	$(597,402)	$(271,224)	$(868,626)

NET LOSS PER COMMON SHARE:
Basic	$(0.18)	$(0.08)
Diluted	$(0.18)	$(0.08)

WEIGHTED AVERAGE COMMON SHARES:
Basic	3,599,323	3,157,001
Diluted	3,599,323	3,157,001

See accompanying notes to financial statements.

TRULITE, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF STOCKHOLDERS’ EQUITY
FOR THE CUMULATIVE PERIOD FROM INCEPTION (JULY 15, 2004) THROUGH SEPTEMBER 30, 2005

						Deficit
	8% Cumulative					Accumulated
	Convertible Series A				Additional	During the
	Preferred Stock		Common Stock		Paid-in	Development
	Shares	Amount	Shares	Amount	Capital	Stage	Total
Cash issuances (audited)
July 28, 2004, 100,000 shares @ $1.00 per share	100,000	$10	--	$--	$99,990	$--	$100,000
November 5, 2004, 190,000 shares @ $1.00 per share	190,000	19	--	--	189,981	--	190,000
November 12, 2004, 10,000 shares @ $1.00 per share	10,000	1	--	--	9,999	--	10,000

Non cash issuances (audited)
July 22, 2004, 20,000 shares @ $1.00 per share for
acquisition of Trulite Technology, LC based on
fair value of the stock	20,000	2	--	--	19,998	--	20,000
July 22, 2004, 592,460 shares @ $1.00 per share for
acquisition of Trulite Technology, LC based on
fair value of the stock (post stock split, 2,962,300
shares) (see Note H)	--	--	2,962,300	296	592,164	--	592,460
July 28, 2004, 68,770 shares @ $1.00 per share for
management services based on fair value of
services received (post stock split, 343,850
shares) (see Note H)	--	--	343,850	34	68,736	--	68,770

Net loss	--	--	--	--	--	(271,224)	(271,224)

Balances, December 31, 2004 (audited)	320,000	32	3,306,150	330	980,868	(271,224)	710,006

Cash issuances (unaudited)
February 1, 2005, 200,000 shares @ $1.00 per share	200,000	20	--	--	199,980	--	200,000
June 1, 2005, 934,725 shares @ $0.802375 per share	934,725	93	--	--	749,907	--	750,000

Non cash issuances (unaudited)
January 28, 2005, 65,070 shares @ $1.00 per share
for management services based on fair value of
services received (post stock split, 325,350
shares) (see Note H)	--	--	325,350	33	65,037	--	65,070

Net loss for nine months ended September 30, 2005	--	--	--	--	--	(597,402)	(597,402)

Balances, September 30, 2005 (unaudited)	1,454,725	$145	3,631,500	$363	$1,995,792	$(868,626)	$1,127,674

See accompanying notes to financial statements.

TRULITE, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF CASH FLOWS

	Period from January 1, 2005 through September 30, 2005	Period from Inception (July 15, 2004) through December 31, 2004	Cumulative Amounts July 15, 2004 (Inception) through September 30, 2005
	(Unaudited)	(Audited)

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(597,402)	$(271,224)	$(868,626)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	4,186	1,140	5,326
Management fees	65,070	68,770	133,840
Effect of changes in operating assets and liabilities (net of effects of acquisition of Trulite Technology, LC for the period from inception (July 15, 2004) through December 31, 2004):
Due from affiliate	(112,635)	—	(112,635)
Accounts receivable	2,700	(2,700)	—
Prepaid expenses and other current assets	782	(6,916)	(6,134)
Grants receivable	—	850	850
Accrued expenses	24,817	29,494	54,311
Accounts payable - affiliate	(11,845)	11,845	—
NET CASH USED IN OPERATING ACTIVITIES	(624,327)	(168,741)	(793,068)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(22,729)	(4,794)	(27,523)
NET CASH USED IN INVESTING ACTIVITIES	(22,729)	(4,794)	(27,523)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of preferred stock	950,000	300,000	1,250,000
NET CASH PROVIDED BY FINANCING ACTIVITIES	950,000	300,000	1,250,000

NET INCREASE IN CASH AND CASH EQUIVALENTS	302,944	126,465	429,409

CASH AND CASH EQUIVALENTS, Beginning of period	126,465	—	—

CASH AND CASH EQUIVALENTS, End of period	$429,409	$126,465	$429,409

NON CASH INVESTING AND FINANCING ACTIVITIES
Stock issued for acquisition of Trulite Technology, LC:
8% Cumulative Convertible Series A Preferred Stock	$—	$20,000	$20,000
Common stock	—	592,460	592,460

	$—	$612,460	$612,460

Common stock issued for management services	$65,070	$68,770	$133,840

Cash paid for interest	$548	$—	$548

See accompanying notes to financial statements.

NOTE A - NATURE OF OPERATIONS

Trulite, Inc. (the “Company”) was incorporated on July 15, 2004 in the State of Delaware. The Company is a development stage entity and is primarily engaged in the development of compact, lightweight hydrogen generators for fuel cell systems.

For the period January 1, 2005 through September 30, 2005, the Company had no revenues. For the period from inception (July 15, 2004) through December 31, 2004, revenues of $1,750 were from a research agreement. The Company has no significant operating history as of September 30, 2005. The accompanying financial statements have been prepared assuming the Company will continue as a going concern. During the period 2005, management raised additional equity financing to fund operations and to provide additional working capital. However, there is no assurance that such financing will be in amounts sufficient to meet the Company’s needs.

The accompanying financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from the possible inability of the Company to continue as a going concern.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents: Cash and cash equivalents include short-term investments with original maturities of three months or less.

Accounts Receivable and Allowance for Doubtful Accounts: Accounts receivable are reported at outstanding principal less allowance for doubtful accounts. Earnings are charged with a provision for doubtful accounts based on a current review of the collectibility of the accounts. Accounts deemed uncollectible are applied against the allowance for doubtful accounts.

Concentrations of Credit Risk: The Company maintains cash balances at financial institutions which at times exceed federally insured amounts. The Company has not experienced any material losses in such accounts.

Revenue Recognition: Revenue from sales is recognized on delivery.

Property and Equipment: Property and equipment is carried at cost. The Company depreciates property and equipment using the straight-line method over the estimated useful lives of the related assets ranging from 3 to 7 years. Maintenance and repairs are charged to expense as incurred and expenditures for major improvements are capitalized. Gains and losses from retirement or replacement of property and equipment are included in operations.

Unpatented Technology: Unpatented technology represents the fair value of technology acquired on acquisition of Trulite Technology, LC (see Note C). This intangible is not being amortized as management has determined it has an indefinite useful life.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Impairment of Long-Lived Assets: The Company reviews the recoverability of its long-lived assets, such as property and equipment, when events or changes in circumstances occur that indicate the carrying value of the asset or asset group may not be recoverable. The assessment of possible impairment is based on the Company’s ability to recover the carrying value of the asset or asset group from the expected future pre-tax cash flows (undiscounted) of the related operations. If these cash flows are less than the carrying value of such asset, an impairment loss is recognized for the difference between estimated fair value and carrying value.

Income Taxes: The liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The realizability of deferred tax assets are evaluated annually and a valuation allowance is provided if it is more likely than not that the deferred tax assets will not give rise to future benefits in the Company’s tax returns.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Stock-Based Compensation Plan: The Company accounts for stock-based employee compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB No. 25”) and related interpretations in accounting for its stock-based compensation arrangements as opposed to the alternative fair value accounting provided for under SFAS No. 123, Accounting for Stock-Based Compensation. Under APB No. 25, no compensation expense is recognized if the exercise price of the Company’s employee stock options equals or exceeds the market price of the underlying stock on the date of grant.

Pro forma information is required by SFAS No. 123 to reflect the estimated effect on net income as if the Company had accounted for the stock option grants using the fair value method described in that statement. Fair value was estimated at the date of grants using the Minimum Value method, computed by (a) the estimated current price of the stock reduced to exclude the present value of any expected dividends during the option’s life minus (b) the present value of the exercise price, with the following weighted average assumptions being used: risk-free interest rate of 5.5% and dividend yield of zero, and expected lives of seven years.

Had compensation expense for stock-based compensation been determined consistent with the provisions of SFAS No. 123 (and as amended by SFAS No. 148), the Company’s net loss for the period from January 1, 2005 through September 30, 2005 would not have been different.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

New Accounting Pronouncement: In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123R (“FAS-123R), Share-Based Payment, which is a revision of Statement of Financial Accounting Standards No. 123 (“FAS-123), Accounting for Stock-Based Compensation. In addition to requiring supplemental disclosures, FAS-123R addresses the accounting for share-based payment transactions in which a company receives goods or services in exchange for (a) equity instruments of the company or (b) liabilities that are based on the fair value of the company’s equity instruments or that may be settled by the issuance of such equity instruments. FAS-123R focuses primarily on accounting for transactions in which a company obtains employee services in share-based payment transactions. The Statement eliminates the ability to account for share-based compensation transactions using Accounting Principles Board Opinion No. 25 (“APB-25”), Accounting for Stock Issued to Employees, and generally requires that such transactions be accounted for using a fair value based method. Accordingly, proforma disclosure is no longer an alternative.

Under FAS-123R, nonpublic entities, including those that become public entities after June 15, 2005, that used the minimum value method of measuring equity share options and similar instruments for either recognition or pro forma disclosure purposes under Statement 123 shall apply this Statement prospectively to new awards and to awards modified, repurchased, or cancelled after the required effective date. Those entities shall continue to account for any portion of awards outstanding at the date of initial application using the accounting principles originally applied to those awards (either the minimum value method under Statement 123 or the provisions of Opinion 25, and its related interpretive guidance).

The Company is currently assessing the final impact of this standard on its results of operations, financial position and cash flows.

NOTE C - BUSINESS COMBINATION

On July 22, 2004, the Company completed the purchase of Trulite Technology, LC, a privately held Utah manufacturer of fuel cells at an aggregate purchase price of $612,460, by issuing to the owners of Trulite Technology, LC 20,000 shares of Trulite, Inc.’s 8% cumulative convertible Series A preferred stock and 592,460 shares of Trulite, Inc.’s common stock (2,962,300 shares of common stock, post stock split) (see Note H).

The allocation of the aggregate acquisition cost to the assets acquired and liabilities assumed based on fair values, was as follows:

Grants receivable	$850
Equipment	6,456
Current assets	6,465
Unpatented technology	606,798
Total assets acquired	620,569

Accounts payable	(6,675)
Accrued expenses	(1,434)
Total liabilities assumed	(8,109)

Net assets acquired	$612,460

NOTE D - INCOME TAXES

Since inception, the Company has incurred net operating losses and, accordingly, no provision for current income taxes has been recorded in these financial statements. In addition, no benefit for income taxes has been recorded in respect of the net deferred tax assets, which principally comprises the benefit of the net operating loss carryforward of approximately $295,000 (unaudited) as of September 30, 2005 and approximately $92,000 as of December 31, 2004, as management believes it is more likely than not that the deferred tax assets will not be fully realizable. Accordingly, the Company has provided for a full valuation allowance against its net deferred tax assets at September 30, 2005 and December 31, 2004. As of September 30, 2005, the valuation allowance for net deferred tax assets increased by $203,000 (unaudited).

As of September 30, 2005, the Company has a net operating loss carryforward of approximately $869,000 (unaudited) which will expire in the years 2024 and 2025 if not utilized earlier.

NOTE E - RESEARCH AND DEVELOPMENT COSTS

Expenditures for research activities relating to product development and improvement are charged to expense as incurred. Such expenditures amounted to $261,043 (unaudited) for the period January 1, 2005 through September 30, 2005 and $106,311 for the period from inception (July 15, 2004) through December 31, 2004.

NOTE F - SERIES A PREFERRED STOCK

The 8% Cumulative Convertible Series A Preferred Stock (“Series A Preferred Stock”) has a liquidation value of $1.00 per share plus dividends whether or not earned or declared from the issuance date thereof at the annual rate of eight percent (8%) (the “Preferred Dividends”) of $1.00 per share (the “Original Issue Price”), payable at the option of the Company in cash or in shares of Series A Preferred Stock. In addition, the Preferred Stock has preferential treatment in liquidation to all Common Stock and any other stock of the Company ranking junior to the Series A Preferred Stock. Arrears of cumulative dividends outstanding on these shares was $61,365 (unaudited) as of September 30, 2005 and $6,624 as of December 31, 2004.

Each share of Series A Preferred Stock is convertible at any time into common shares of the Company by dividing the original issue price by a conversion price as defined. 520,000 shares of Series A Preferred Stock are convertible into common shares on a five for one basis due to the subsequent common stock split (see Note H).

The Series A Preferred Stock is redeemable at the option of the majority holders in cash at $1.00 per share plus all accrued and unpaid Preferred Dividends on the fifth anniversary of the date of initial issuance or other events relating to change in 25% or more of the outstanding voting stock of the Company or a merger or consolidation as defined.

NOTE G - RELATED PARTY TRANSACTIONS

As consideration for certain administrative services performed, the Company issued 65,070 (unaudited) and 68,770 shares of its common stock to Contango Capital Partnership Management, LLC in January 2005 and July 2004, respectively, (325,350 and 343,850 shares of common stock, post stock split) (see Note H). The Company based the value of these common shares upon the hours spent providing such services at hourly rates commonly paid for these types of services.

During the period January 1, 2005 through September 30, 2005, the Company advanced certain funds to an affiliated entity. These advances were on a non-interest basis with no fixed terms of repayment, and amounted to $112,635 (unaudited) as of September 30, 2005.

During the period from inception (July 15, 2004) through December 31, 2004, the Company paid a fee of $25,000 to Contango Capital Partnership Management, LLC (a related party) for services provided in connection with the capital formation of the Company. As of December 31, 2004, the amount payable to Contango Capital Partnership Management, LLC was $11,845.

NOTE H - COMMON STOCK SPLIT

In April 2005, the Company’s Board of Directors authorized a five-for-one split of the Company’s common stock. In conjunction with the stock split, the Company amended its certificate of incorporation to increase its authorized common stock to 20,000,000 shares and retained the par value of $0.0001 per share. Accordingly, all references to the number of common shares authorized and common shares issued and outstanding in the accompanying financial statements have been adjusted to reflect the effects of the common stock split on a retroactive basis.

NOTE I - COMMON STOCK OPTIONS

In March 2005, the Company established the Trulite, Inc. Stock Option Plan (the “Plan”). The Plan is administered by the Board of Directors (the “Board”) of the Company or a committee of the Board and provides for the grant of 1,721,665 shares of the Company’s common stock to eligible employees, directors, consultants and advisors as non-qualified stock options or incentive stock options. Option exercise price, number of options, duration and time of exercise are as determined by the Board except that incentive stock options are to be granted within ten years from date of adoption of the Plan and incentive stock options must be exercised no later than seven years from date of grant. During the period January 1, 2005 through September 30, 2005, the Company granted incentive stock options to certain employees and officers for 385,900 (unaudited) shares of its common stock at an exercise price of $0.88 per share, as adjusted to reflect the five-for-one split of the Company’s common stock. These options vest over a four year period from date of grant and in accordance with the terms of the Plan expire in seven years from date of grant.

No options were forfeited during the period January 1, 2005 through September 30, 2005. As of September 30, 2005, the Company had options outstanding on 385,900 (unaudited) shares, none of which were exercisable, at an average remaining contractual life of 6.41 years (unaudited) at a weighted average exercise price of $0.88 per share.

NOTE J - RENT EXPENSE

Rent expense during the period January 1, 2005 through September 30, 2005 was $8,226 (unaudited) and $1,958 for the period from inception (July 15, 2004) through December 31, 2004 as is included in general and administrative expenses in the accompanying statements of operations.

NOTE K - NET LOSS PER SHARE

	Period from January 1, 2005 through September 30, 2005	Period from Inception (July 15, 2004) through December 31, 2004
	(Unaudited)	(Audited)

Numerator:
Net loss per statements of operations	$(597,402)	$(271,224)

Increase net loss by:
Amount of preferred dividends in arrears	(61,365)	(6,624)

Net loss applicable to common stockholders	$(658,767)	$(277,848)

Denominator:
Denominator for basic earnings per share - weighted average shares outstanding	3,599,323	3,157,001

Effect of potentially dilutive common shares:
Convertible preferred stock	—	—

Denominator for diluted earnings per share - weighted average shares outstanding	3,599,323	3,157,001

Basic loss per share	$(0.18)	$(0.08)

Diluted loss per share	$(0.18)	$(0.08)

Basic and diluted net loss per share for the period from January 1, 2005 through September 30, 2005 and from the period from inception (July 15, 2004) through December 31, 2004 is the same since the effect of all common stock equivalents is antidilutive to the Company’s net loss in accordance with Statement of Financial Accounting Standard 128, Earnings per Share.

PART III

ITEM 1. INDEX TO EXHIBITS.

Exhibit Number	Description

3.1	Certificate of Incorporation
3.2	Certificate of Amendment to the Certificate of Incorporation
3.3	Bylaws
3.4	Application of Certificate of Authority (Texas)
4.1	Certificate of Designation of the 8% Cumulative Convertible Preferred Stock, Series A
4.2	Certificate of Amendment to the Certificate of Designation of the 8% Cumulative Convertible Preferred Stock, Series A, as amended
10.1	Employment Agreement of John Sifonis
10.2	April 2005 Option Agreement of John Sifonis
10.3	October 2005 Option Agreement of John Sifonis
10.4	Employment Agreement of Kevin Shurtleff
10.5	Employment Agreement of Jerry Metz
10.6	April 2005 Option Agreement of Jerry Metz
10.7	October 2005 Option Agreement of Jerry Metz
10.8	Employment Agreement of James A. Longaker
10.9	July 2005 Option Agreement of James A. Longaker
10.10	Employment Agreement of Eric Ladd
10.11	Trulite, Inc. Stock Option Plan
10.12	Contribution Agreement
10.13	Waiver Agreement
10.14	Preferred Stock Purchase Agreement
10.15	Addendum to Preferred Stock Purchase Agreement
10.16	Investor’s Rights Agreement
10.17	Right of First Refusal and Co-Sale Agreement
23.1	Consent of Independent Registered Accounting Firm

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 16, 2005	TRULITE, INC.

	By:	/s/ John Sifonis
Name: John Sifonis
Title: President